EXHBIT 1.01

SUNSHINE HEART, INC.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

Background

This Conflict Minerals Report (the “Report” ) of Sunshine Heart, Inc. (“we”, “us” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Rule imposes certain reporting obligations on companies who manufacture or contract to manufacture products containing certain specified minerals that are necessary to the functionality or production of the Company’s products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Report relates to the process undertaken by the Company for the Company’s products that contain Conflict Minerals and were manufactured, or contracted to be manufactured, during calendar year 2015.

Company Overview

We are an early-stage medical device company focused on developing, manufacturing and commercializing our C-Pulse® Heart Assist System (the “C-Pulse System”) for treatment of Class III and ambulatory Class IV heart failure. The C-Pulse System utilizes the known concept of counterpulsation applied in an extra-aortic approach to assist the left ventricle by reducing the workload required to pump blood throughout the body, while increasing blood flow to the coronary arteries.

The critical components of the C-Pulse System, including the balloon, driver unit and interface lead, are manufactured and provided by outside suppliers.  The testing of these components and assembly of the balloon and cuff, along with the related marking and packaging operations, are done by the Company in our Eden Prairie, Minnesota facility. The Company’s suppliers include large and small U.S.-based manufacturers of medical device components.

Conflict Minerals are necessary to the functionality or production of certain critical components of the C-Pulse System that were manufactured, or contracted to be manufactured, by the Company during calendar year 2015.

The Company’s Due Diligence Process

The Company formed a cross-functional team to address Conflict Minerals in the supply chain for the C-Pulse System. This team was led by our Senior Director of Operations and included our Facilities Coordinator, Senior Vice President, Technology and Operations and Chief Financial Officer. This team conducted a good faith reasonable country of origin inquiry (“RCOI”) to identify and trace Conflict Minerals in the Company’s supply chain, using procedures and tools recommended or provided by the Conflict-Free Sourcing Initiative and the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners; rather the Company contracts to manufacture products from materials and compounds acquired from third parties.  The supply chain for the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. Therefore, the Company must rely, and has relied, on its suppliers to provide information in their responses to the Company’s inquiries regarding the existence of Conflict Minerals in any materials or products supplied to the Company and the source of such Conflict Minerals, if any.  The Company’s direct suppliers are similarly reliant upon information provided by their suppliers. Our measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals.

The Company determined that five suppliers were within the scope of the Company’s RCOI during calendar year 2015 and contacted all five suppliers, requesting that such suppliers provide Conflict Minerals data by completing the Conflict Mineral Reporting Template, a supply chain survey tool provided by the Conflict-Free Sourcing Initiative (the “Conflict Mineral Disclosure Form”).  All five suppliers provided responses to the request for information.

In early 2016, the Company’s cross-functional team reviewed the completed Conflict Mineral Disclosure Forms and other correspondence addressing the Company’s requests (the “Supplier Responses”).  Requests for additional information were undertaken by the Senior Director of Operations, as appropriate, and members of the cross-functional team reviewed the final Supplier Responses in April and May 2016.  The Company also checked any smelters identified in the Supplier Responses against the lists of certified conflict-free smelters on the Conflict-Free Smelter Program’s website.

Results of Due Diligence Process

Of the five Supplier Responses, two suppliers confirmed that no Conflict Minerals are contained in the components supplied to the Company, and one supplier reported that Conflict Minerals contained in components supplied to the Company were not sourced from a Covered Country.

The Company’s direct supplier of electronic components for the Driver-Lead Assembly (which is used to connect C-Pulse System’s external drive unit and pump with the implanted portions of the system and to sense, filter, and digitize the electrical signals detected from the patient’s heart, as well as electrically isolate the internal system from the other electrical systems used in the drive unit to ensure patient safety) responded that it was unable to confirm that the tin contained in components supplied to the Company did not originate from a Covered Country.  While all of the smelters or refiners of the tin identified by this direct supplier are recognized as conflict free by the Conflict-Free Smelter Program, this supplier received limited or incomplete responses from its suppliers.

The following entities were identified by the Company’s direct supplier of electronic components for the Driver-Lead Assembly as the smelters and refiners of the Conflict Minerals contained in the components supplied to the Company in the year ended December 31, 2015.  The country of origin for each smelter or refiner listed below is unknown.

Metal	Smelter/Refiner	Smelter Location
Gold	Asahi Refining USA Inc.	United States
Gold	Metalor Technologies SA	Switzerland
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil
Tin	EM Vinto	Bolivia
Tin	Fenix Metals	Poland
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Metallo-Chimique N.V.	Belgium
Tin	Mineração Taboca S.A.	Brazil
Tin	Minsur	Peru
Tin	PT Timah (Persero) Tbk Kundur	Indonesia
Tin	PT Timah (Persero) Tbk Mentok	Indonesia
Tin	Thaisarco	Thailand
Tin	Yunnan Tin Group (Holding) Company Limited	China

The supplier of electronic components that contain tin, tantalum, gold and tungsten used to manufacture the C-Pulse System’s external drive unit and pump responded that it is not able to determine whether any of the Conflict Minerals in the supplied electronic components originate from a Covered Country as it received responses from very few of its suppliers and was not able to identify any smelters.

The Company had follow-up correspondence and conversations with the direct suppliers that were unable to provide complete responses, but they were unable to provide any additional information to assist the Company in its efforts to identify and trace Conflict Minerals in its supply chain.  Therefore, the Company is unable to determine the facilities used to process or the country of origin of all of the necessary Conflict Minerals in the products provided by these two direct suppliers.  The Company does not believe it has significant leverage with its existing suppliers, given the minimal amount of purchases relative to the size of the suppliers, to have an impact on the purchasing and sourcing decisions of its suppliers.

Further Efforts

The Company has yet to adopt a formal policy relating to the Conflict Minerals that incorporates the standards set forth in the OECD Guidance, although it has implemented certain provisions in practice. The Company generally is committed to the responsible sourcing of materials of its products and supports greater transparency with regard to its supply chain but is taking a reasonable, measured approach in responding to the requirements of the Rule.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) continuing to identify any products that the Company manufactures or contracts to manufacture that contain Conflict Minerals; (ii) continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; (iii) encouraging suppliers to implement responsible sourcing; (iv) considering the adoption of a Conflict Minerals Policy and related measures; and (v) following up appropriately when information provided by suppliers appears to be incomplete, incorrect or not trustworthy.  As noted above, the Company’s efforts and impact are limited due to its minimal purchasing relative to the size of its suppliers.